April 8, 2014

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Re:	Ninetowns Internet Technology Group Company Limited

Amendment No. 2 to Schedule 13E-3

Filed on April 1, 2014

File No. 005-80354

Dear Ms. Mills-Apenteng:

On behalf of Ninetowns Internet Technology Group Company Limited, a company incorporated under the laws of the Cayman Islands (“Ninetowns” or the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of April 7, 2014 with respect to Amendment No. 2 to the Schedule 13E-3, File No. 005-80354 (“Amendment No. 2 to the Schedule 13E-3”) filed on April 1, 2014 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold and italics, followed in each case by the responses of the filing persons. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3 to the Schedule 13E-3”) or the revised preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Revised Preliminary Proxy Statement”), as the case may be, filed concurrently with the submission of this letter in response to the Staff’s comments. In addition, a marked copy of Amendment No. 3 to the Schedule 13E-3 and the Revised Preliminary Proxy Statement indicating changes against Amendment No. 2 to the Schedule 13E-3 and the preliminary proxy statement attached as Exhibit (a)-(1) thereto (the “Preliminary Proxy Statement”), respectively, are being provided to the Staff via email.

To the extent any response relates to information concerning Ninetowns Holdings Limited, Ninetowns Merger Sub Limited, Mr. Shuang Wang, Ms. Min Dong, Value Chain International Limited, Mr. Xiaoguang Ren, Mr. Kin Fai Ng, Oriental Plan Developments Limited, Mr. Bolin Wu, Mr. Zhonghai Xu and Mr. Tommy Siu Lun Fork, such response is included in this letter based on information provided to the Company by such other persons or their respective representatives.

Concurrently with the submission of this letter, the Company is filing via EDGAR Amendment No. 3 to the Schedule 13E-3, which has been amended in response to the Staff’s comments.

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Schedule 13E-3

Item 16. Exhibits

Exhibit 99(a)-(1)

Special Factors

Background of the Merger, page 23

1.	We note your response to prior comment 3. Notwithstanding the absence of a formal, written agreement among the Consortium members until October 12, 2012, disclosure indicates that the Consortium decided to propose a going private transaction between July 2012 and September 2012. It seems that this agreement triggered a reporting obligation under Rule 13d-5(b). Please advise.

The Consortium members respectfully advise the Staff that although the individual members of the Consortium held a number of preliminary discussions on the feasibility of a possible going private transaction between July 2012 and September 2012, the Consortium members did not reach a formal or informal agreement or understanding of any kind to pursue such a transaction or regarding any terms of the take private proposal or the consortium agreement, and did not decide to propose a going private transaction to the board of directors of the Company prior to the signing of the consortium agreement on October 12, 2012. Therefore, the Consortium members did not form a group for the purpose of acquiring, holding, voting or disposing of equity securities of the Company that would trigger a reporting obligation under Rule 13d-5(b) of the Securities Exchange Act of 1934 until October 12, 2012. The disclosure on page 23 of the Revised Preliminary Proxy Statement has been revised to clarify this point.

* * * * *

Should you have any questions relating to the foregoing or wish to discuss any aspect of the proposed merger or the Company’s filings, please contact me at +852-2867-9501.

Sincerely,

By:	/s/ Tim Y. Sung

for PAUL HASTINGS LLP

cc:	Shi Peng Jiang, Financial Controller

(Ninetowns Internet Technology Group Company Limited)

Paul W. Boltz, Jr.

(Ropes & Gray)

Tim Gardner

(Latham & Watkins)